REDACTED - Execution Version

AMENDING AGREEMENT NO. 1

MEMORANDUM OF AGREEMENT made as of April 13, 2022.

AMONG:

HUDBAY MINERALS INC.,

as Borrower,

- and -

CERTAIN OF ITS SUBSIDIARIES,

as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors,

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,

as Administrative Agent,

- and -

THE LENDERS FROM TIME TO TIME PARTY TO THE CREDIT AGREEMENT.

WHEREAS the Borrower, certain of its Subsidiaries, the Agent and certain financial institutions as lenders entered into a fifth amended and restated credit agreement dated as of October 26, 2021 (as further amended, modified, supplemented or replaced to the date hereof, the "Credit Agreement");

AND WHEREAS the parties hereto wish to amend the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the covenants herein contained and for other valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

1. Interpretation

(a) All words and expressions defined in the Credit Agreement and not otherwise defined in this Agreement have the meaning specified in the Credit Agreement, as amended by this Agreement (notwithstanding the application of Section 2).

(b) Sections 1.2, 1.3, 1.4 and 13.2 of the Credit Agreement are incorporated herein by reference.

(c) Unless expressly stated otherwise, all references herein to sections of an agreement other than this Agreement shall be to sections of the Credit Agreement.

(d) Section headings are for convenience only.

2. Effective Date

The amendments set forth in Section 3 herein shall be effective on and as of the date the conditions set forth in Section 5 have been satisfied.

3. Amendments to the Credit Agreement

(a) Section 1.1 of the Credit Agreement is amended by deleting the definition of "[REDACTED - COMMERCIALLY SENSITIVE INFORMATION] Receivables Sale Agreement" in its entirety and replacing it with the following:

"[REDACTED - COMMERCIALLY SENSITIVE INFORMATION] Receivables Sale Agreement" means the supplier agreement to be entered into between the Borrower and Citibank N.A. (or one of its affiliates or subsidiaries acceptable to the Agent acting reasonably) (in form and substance acceptable to the Agent, acting reasonably) in respect of certain receivables due from [REDACTED - COMMERCIALLY SENSITIVE INFORMATION] or one of its affiliates or subsidiaries."

(b) Section 1.1 of the Credit Agreement is further amended by deleting paragraph (x) of the definition of "Permitted Liens" in its entirety and replacing it with the following:

"(x) (i) security interests granted by the Borrower to any of Citibank N.A., its branches, affiliates or subsidiaries in connection with the sale by the Borrower pursuant to the [REDACTED - COMMERCIALLY SENSITIVE INFORMATION]  Receivables Sale Agreement of accounts receivables owed by [REDACTED - COMMERCIALLY SENSITIVE INFORMATION] to the Borrower provided that the security interest shall only attach to such transferred accounts receivables and (ii) if a court of competent jurisdiction determines that the transactions contemplated by the [REDACTED - COMMERCIALLY SENSITIVE INFORMATION]  Receivables Sale Agreement constitute secured loans rather than purchases and sales, security interests granted by the Borrower to any of Citibank N.A., its branches, affiliates or subsidiaries in and to any and all present and future accounts receivable which were expressly the subject such [REDACTED - COMMERCIALLY SENSITIVE INFORMATION] Receivables Sale Agreement provided that the security interest shall only attach to such transferred accounts receivables and shall only secure the repayment of amounts paid by Citibank pursuant to the [REDACTED - COMMERCIALLY SENSITIVE INFORMATION] Receivables Sale Agreement;"

4. Representations & Warranties

Each Obligor represents and warrants to the Agent and the Lenders, acknowledging and confirming that the Agent and the Lenders are relying thereon without independent inquiry, that:

(a) the representations and warranties set forth in the Loan Documents and given by it are true and correct in all material respects on and as of the date hereof (except to the extent such representations and warranties relate to a specific date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such date); and

(b) no Default or Event of Default has occurred and is continuing nor shall any Default or Event of Default result from the execution, delivery or performance of this Agreement.

5. Conditions Precedent

Section 3 of this Agreement shall not be effective until satisfaction or waiver of the following conditions, each to the satisfaction of the Lenders:

(a) this Agreement shall be executed and delivered by the parties hereto;

(b) the representations and warranties set forth in Section 4 of this Agreement shall be true and correct;

(c) no Default or Event of Default shall have occurred and be continuing; and

(d) the Agent shall have received such other documents as the Lenders may reasonably require.

The conditions set forth in this Section 5 are inserted for the sole benefit of the Lenders and may be waived, in whole or in part by the Lenders, with or without terms or conditions.

6. Confirmation of Security, etc.

Each Obligor agrees and confirms that:

(a) each of the Guarantees shall continue in full force and effect;

(b) each of the Security Documents shall continue in full force and effect and shall continue as security for the due and punctual payment and performance of the Obligations and the Other Secured Obligations;

(c) the Liens granted by the Obligors in favour of the Agent and the Lenders pursuant to each of the Security Documents shall continue in full force and effect as general and continuing security for the payment of all Obligations and all Other Secured Obligations, whether incurred prior to, at the time of, or subsequent to the execution of this Amending Agreement; and

(d) each of the Guarantees and Security Documents is enforceable against it by the Agent in accordance with its terms.

7. Miscellaneous

(a) The parties hereto agree that this Agreement shall be a Loan Document.

(b) With the exception of the foregoing amendments, the Credit Agreement shall continue in full force and effect, unamended.

(c) This Agreement and the Credit Agreement shall enure to the benefit of and be binding upon the parties, their successors and any permitted assigns.

(d) This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

(e) This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f) The Obligors shall promptly cure any default in its execution and delivery of this Agreement. The Obligors, at the expense of the Borrower, will promptly execute and deliver, or cause to be executed and delivered, to the Agent, upon reasonable request, all such other and further documents, agreements, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Obligors hereunder or more fully to state the obligations of the Obligors as set out herein or in the Credit Agreement or to make any recording, file any notice or obtain any consents, all as may be necessary or appropriate in connection therewith.

(g) Time is of the essence of this Agreement.

[Signature pages follow.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

HUDBAY MINERALS INC.

by	"Jon A. Douglas"
Name: Jon A. Douglas
Title: Vice President and Treasurer

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Vice President, General Counsel and Corporate Secretary

HUDBAY MARKETING & SALES INC.

by	“Patrick Donnelly”
Name: Patrick Donnelly
Title: Director, Vice President, General Counsel and Corporate Secretary

HUDBAY PERU INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Director and Secretary

HUDBAY PERU S.A.C.

by	"Luis Alfonso Santivañez Silva"
Name: Luis Alfonso Santivañez Silva
Title: General Manager

HUDBAY (BVI) INC.

by	"Robert Briant"
Name: Robert Briant
Title: Director

Signature Page to Amending Agreement No. 1 (Cda)

6502873 CANADA INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Director, Vice President, General Counsel and Corporate Secretary

HUDBAY ARIZONA (BARBADOS) SRL

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Director, Vice President and General Counsel

HUDBAY ARIZONA INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Director, Vice President and General Counsel

HUDBAY ARIZONA (US) CORPORATION

by	"Andre Lauzon"
Name: Andre Lauzon
Title: President and Chief Operating Officer

HUDBAY ARIZONA (US) HOLDING CORPORATION

by	"Andre Lauzon"
Name: Andre Lauzon
Title: President and Chief Operating Officer

COBRE VERDE DEVELOPMENT CORPORATION

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Director and Secretary

Signature Page to Amending Agreement No. 1 (Cda)

ROSEMONT COPPER COMPANY

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Director and Secretary

MASON RESOURCES (US) INC.

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Director and Secretary

11215850 CANADA LIMITED

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Director, Vice President and General Counsel

SONORAN PROPERTY INVESTORS LLC, by Rosemont Copper Company, its sole Member and Manager

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Secretary

Signature Page to Amending Agreement No. 1 (Cda)

Administrative Agent

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

The Lenders

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

THE BANK OF NOVA SCOTIA, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

ING CAPITAL LLC, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

Signature Page to Amending Agreement No. 1 (Cda)

BANK OF MONTREAL, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

ROYAL BANK OF CANADA, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

THE TORONTO-DOMINION BANK, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

NATIONAL BANK OF CANADA, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

BARCLAYS BANK PLC, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

Signature Page to Amending Agreement No. 1 (Cda)